11022427

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8-36903

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YR)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: A.B. Watley Direct, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Broad Street, Suite 1614
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Silvia Basilotta 646-753-9300 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Lipner, Sofferman & Co., LLP
(Name – *if individual, state, last, first, middle name*)

125 Jericho Turnpike, #402 (Address) Jericho (City) NY (State) 11753 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Sweeney swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A.B. Watley Direct, Inc. , as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Richard A. Sweeney
Signature

C.C.O
Title

Notary Public
06-07-2011

HOUSTON GRANVILLE
No. 01GR6094827
Notary Public, State of New York
Qualified in Bronx County
My Commission Expires June 30, 2011

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Cash Flows.
X (e) Statement of Changes in Stockholders' Equity or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation of Determination for Reserve Requirements Pursuant to Rule 15c3-3.
X (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition and the Focus Report X-17A-5.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

A.B. WATLEY DIRECT, INC.
(A Wholly-Owned Subsidiary of A.B. Watley Group Inc.)

CONTENTS

DECEMBER 31, 2010

LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
125 JERICHO TURNPIKE, SUITE 402, JERICHO, NEW YORK 11753
(516) 487-4070 • FAX (516) 731-4289 • www.lipnersofferman.com

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
A.B. Watley Direct, Inc.
New York, NY

We have audited the accompanying statement of financial condition of A.B. Watley Direct, Inc. (A wholly-owned subsidiary of A.B. Watley Group Inc.) as of December 31, 2010, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of A.B. Watley Direct, Inc. at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I through III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

As more fully described in Note 6 to the financial statements, the company provides a substantial source of funding to its parent company, A.B. Watley Group Inc.

LIPNER, SOFFERMAN & CO., LLP

Lipner, Sofferman & Co., LLP

Jericho, NY
February 10, 2011

A.B. WATLEY DIRECT, INC.
(A Wholly-Owned Subsidiary of A.B. Watley Group Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$ 47,045
Receivables from clearing brokers	72,035
Receivables from non customer	21,787
Receivables from parent and affiliate	2,972,832
Prepaid and other assets	33,273
TOTAL ASSETS	$3,146,972

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 107,114
STOCKHOLDER'S EQUITY:	
Common stock, $.50 par value, 10,000 shares authorized; 1,000 shares issued and outstanding	500
Additional paid-in capital	95,468
Retained earnings	2,943,890
TOTAL STOCKHOLDERS' EQUITY	3,039,858
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$3,146,972

The accompanying notes are an integral part of these financial statements.

A.B. WATLEY DIRECT, INC.
(A Wholly-Owned Subsidiary of A.B. Watley Group Inc.)

STATEMENT OF INCOME

For the Year Ended December 31, 2010

REVENUES:		
Commissions	$1,093,099	
Data services	162,391	
Interest	113,467	
Other brokerage	362,177	
TOTAL REVENUES		$1,731,134
EXPENSES:		
Commissions, floor brokerage and clearing charges	537,574	
Employee compensation and related costs	343,445	
Communications and consulting fees	19,240	
Professional fees	48,748	
Software expenses	100,383	
Other general and administrative	106,328	
Market data fees	84,261	
License and other fees	18,438	
Rent	32,470	
Fines and penalties	176,850	
TOTAL EXPENSES		1,467,737
NET INCOME BEFORE PROVISION FOR INCOME TAXES		263,397
PROVISION FOR INCOME TAXES		(192,619)
NET INCOME		$ 70,778

The accompanying notes are an integral part of these financial statements.

A.B. WATLEY DIRECT, INC.
(A Wholly-Owned Subsidiary of A.B. Watley Group Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2010

	Common Stock				
	Shares	Amount	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
BALANCES, January 1, 2010	1,000	$ 500	$ 95,468	$2,873,112	$2,969,080
Net income	-	-	-	70,778	70,778
BALANCES, December 31, 2010	1,000	$ 500	$ 95,468	$2,943,890	$3,039,858

The accompanying notes are an integral part of these financial statements.

A.B. WATLEY DIRECT, INC.
(A Wholly-Owned Subsidiary of A.B. Watley Group Inc.)

STATEMENT OF CASH FLOWS

For The Year Ended December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$70,778
Adjustments to reconcile net income to net cash (used) by operating activities:	
Changes in operating assets and liabilities:	
Receivables from clearing brokers	16,110
Receivable from parent and affiliate	(95,169)
Prepaid and other assets	(3,049)
Accounts payable and accrued expenses	8,689
Receivables from non customers	36,647
TOTAL ADJUSTMENTS	(36,772)
NET (DECREASE) IN CASH AND CASH EQUIVALENTS	34,006
CASH AND CASH EQUIVALENTS, January 1, 2010	13,039
CASH AND CASH EQUIVALENTS, December 31, 2010	$47,045
SUPPLEMENTAL CASH FLOW DISCLOSURES:	
Cash paid during the year for:	
Interest	$ -
Taxes	$ -

The accompanying notes are an integral part of these financial statements.

1. Organization and Basis of Presentation:

A.B. Watley Direct, Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a wholly-owned subsidiary of A.B. Watley Group Inc. ("ABWG" or the "Parent"), a U.S. public corporation, which was formerly known as Internet Financial Services Inc.

The Company provides securities trading and brokerage activities to customers and execution services for institutional accounts. As of December 31, 2010, all securities transactions are cleared through one broker, a related party (see Note 5) pursuant to a securities clearing agreement. The Company currently has approximately 1,185 online retail customers.

2. Summary of Significant Accounting Policies:

Recently adopted accounting pronouncements: In June 2009, the Financial Accounting Standards Board ("FASB") issued authoritative guidance that established the FASB Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative generally accepted accounting principles ("GAAP") recognized by the FASB to be applied to all nongovernmental entities. The Codification supersedes all of the existing accounting and reporting standards applicable to privately held companies upon its effective date and, subsequently, the FASB will not issue new standards in the form of FASB Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. The guidance is not intended to change or alter existing GAAP. The guidance became effective for the Company for the fiscal year ended December 31, 2009. The guidance did not have an impact on the Company's financial position, results of operations or cash flows. All references to previous numbering of FASB Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts have been removed from the financial statements and accompanying notes.

In September 2006, the FASB issued authoritative guidance for fair value measurements, which has been codified in FASB ASC 820, *Fair Value Measurements and Disclosures*. The new guidance enhances existing guidance for measuring assets and liabilities at fair value. The guidance defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. The Company adopted the standard as amended by subsequent FASB standards beginning November 11, 2008, on a prospective basis, with respect to fair value measurements of assets and liabilities that are measured at fair value on a recurring basis (at least annually) in periods subsequent to initial recognition. In February 2008, the FASB issued authoritative guidance that permits companies to partially defer the guidance for on year for nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. These remaining aspects of the fair value measurement standard were adopted prospectively beginning November 11, 2008 and did not have a material effect on the accompanying financial statements.

On November 11, 2008, the Company adopted the new standard regarding accounting for uncertainty in income taxes. The Company is required to apply the "more likely than not" threshold to the recognition and derecognition of tax positions. The standard also provides guidance on the measurement of tax positions, balance sheet classification, interest and penalties, accounting in interim periods, disclosures, and transition. Adoption of the standard did not have a material effect on the Company's financial statements.

2. Summary of Significant Accounting Policies:

Recently adopted accounting pronouncements:
In May 2009, the FASB issued guidance related to subsequent events, which was primarily codified into FASB ASC 855, *Subsequent Events*. This guidance establishes general standards of accounting for the disclosure of events that occur after the date of the statement of financial condition but before financial statements are issued. In particular, the guidance sets forth: (1) the period after the date of the statement of financial condition during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (2) the circumstances under which an entity should recognize events or transactions occurring after the date of the statement of financial condition in its financial statements; and (3) the disclosures that an entity should make about events or transactions that occurred after the date of the statement of financial condition.

FASB ASC 855 is effective for interim or annual periods ending after June 15, 2009, and is to be applied prospectively. The Company adopted FASB ASC 855 as of December 31, 2009. The Company has evaluated all events or transactions that occurred after December 31, 2010, up through the date that the financial statements were available to be issued on February 14, 2011.

Cash and Cash Equivalents: Cash and cash equivalents include highly liquid instruments with original maturities of less than three months.

Use of Estimates: The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue and Expense Recognition: Commission income and related expense are recorded on a settlement date basis. The difference between the settlement date basis and the trade date basis is included in these financial statements.

Fair Value of Financial Instruments: Substantially all of the Company's financial instruments are carried at fair value or at amounts approximating fair value.

Income Taxes: Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. At December 31, 2010, any deferred taxes are immaterial.

The Company is part of a group that files consolidated Federal, State and Local income tax returns with its parent company, ABWG. Under the tax allocation agreement, income taxes are provided for "as if" the Company files a separate tax return. Estimated tax payments when paid are paid directly to the parent company. The income tax provision as of December 31, 2010 was $192,619, calculated at current Federal, State and Local tax rates.

2. Summary of Significant Accounting Policies (continued):

Concentration of Credit Risk: On December 31, 2010, the company's bank statement indicated a balance of $35,149 and $19,113 on deposit with Citibank and HSBC Bank. Federal Deposit Insurance Corporation (FDIC) insurance coverage per depositor per institution for all types of deposit accounts was increased from $100,000 to $250,000 for the time period from October 3, 2008 through December 31, 2009. On October 14, 2008, the FDIC announced a new program that provides full, unlimited FDIC insurance for deposit balances in non-interest bearing business demand deposit accounts. As of December 31, 2010, all monies in are in non-interest bearing accounts.

3. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. During 2010, the Company computed its net capital under the aggregate indebtedness method permitted by rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater.

At December 31, 2010, the Company had net capital, as defined, of $11,966, which exceeded its minimum net capital requirement of $7,141 by $4,825. The Company's ratio of aggregate indebtedness to net capital was 8.95 to 1 at December 31, 2010.

4. Security Transactions and Associated Risks:

Pursuant to a clearing agreement, the clearing and depository operations for the Company and its customers' securities transactions are provided by one clearing broker-dealer as of December 31, 2010. The Company earns commissions as an introducing broker for the transactions of its customers. In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the security underlying the contract at a loss.

The Company's customer securities are transacted on either a cash or margin basis. In margin transactions, the clearing broker extends the credit to the Company's customers, subject to various regulatory margin requirements, collateralized by cash and securities in the customers' accounts. However, the Company is required to contact the customer and to either obtain additional collateral or to sell the customer's position if such collateral is not forthcoming. The Company is responsible for any losses on such margin loans, and has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

The Company seeks to control the risks associated with these activities by reviewing the credit standing of each customer and counterparty with which it does business. Further, working with the clearing broker, it requires customers to maintain margin collateral in compliance with various regulatory and internal company policy guidelines. The clearing broker monitors required margin levels daily and, pursuant to such guidelines, requests customers to deposit additional collateral or reduce securities positions when necessary. The Company's exposure to these risks becomes magnified in volatile markets. As of December 31, 2010 and for the year then ended, there was no reserve required for uncollectible receivable from clearing brokers.

5. Related Party Transactions:

Receivable from Parent and Affiliate
Such receivable represents funding provided to the parent and affiliate, offset by income taxes payable to the parent, and costs due under the Company's informal service agreement with ABWG. The balances are non-interest bearing. As of December 31, 2010, the Company had a receivable from its parent and an affiliate in the amount of $2,972,832.

Clearing Broker
The Company currently uses one clearing broker to clear the Company's securities transactions. This clearing broker (Penson) (the "Broker") has been determined to be a related party, as the Broker indirectly owns 300,000 shares of common stock and 2,682,798 warrants to purchase common stock of the Company's parent (ABWG) as of December 31, 2010.

For the year ended December 31, 2010, commissions, floor brokerage and clearing charges paid to this broker totaled approximately $739,159.

6. Commitments and Contingencies:

Lease Agreement

The Company entered into a new lease for new office space under an operating lease effective January 1, 2009 and expiring on February 29, 2016. The current minimum base rent is $2,628 per month. Rent expense for the year ended December 31, 2010 totaled $32,470. The minimum rental commitments under the operating lease are as follows:

2011	$ 31,536
2012	32,485
2013	33,459
2014	35,887
2015 - 2016	41,869
	$175,236

Litigation

In the ordinary course of business, the Company has no ongoing litigations for which it is primarily responsible. However, the Company has been named as a defendant in certain lawsuits brought against ABWG Inc. (its parent company). The status of these claims is discussed below.

In September 2004, an action was brought against the Company, along with its affiliates, A.B. Watley, Inc., ("ABW") and A.B. Watley Group, Inc. ("Group"), by Dover Limited and Wendy Sui Cheng Yap ("plaintiffs"). Plaintiffs' "Third Amended Complaint" (the "complaint"), alleged that they sustained losses of approximately Three Million Dollars ($3,000,000), as a result of improper trades made in their brokerage account at ABW. Plaintiffs have asserted causes of action for: (1) conversion; (2) breach of contract; (3) breach of the implied covenant of good faith and fair dealing; (4) breach of fiduciary duty; (5) negligence; (6) negligent supervision, and (7) unjust enrichment. Although the account in question was with ABW, Plaintiff's claims against the Company and A.B. Watley Group, Inc. were predicated on an "alter ego" or "piercing the corporate veil" theory.

6. Commitments and Contingencies (continued):

Litigation (continued)

On or about April 18, 2008, a Settlement Agreement ("the Settlement") was entered into between the Company and its affiliates, A.B. Watley, Inc. ("ABW") and A.B. Watley Group, Inc. ("Group"), on the one hand, and plaintiff Dover Limited on the other hand (co-plaintiff Yap having been dismissed from the action with prejudice as an improper party). Under the terms of the Settlement, the Company received a general lease from plaintiff, without incurring any future obligations. Under the Settlement, ABW and Group became obligated, jointly and severally, for the payment of $2,994,597.84 (the "Settlement Amount") to plaintiff, according to a structured payment schedule, which provided for the payment of $30,000 on or before April 18, 2008, and monthly minimum payments of $10,000 in 2008 and 2009 and $15,000 in 2010 and 2011, $20,000 in calendar years 2012 through 2018, and the payment of the outstanding balance of the Settlement Amount by December 31, 2018. Plaintiff was also given various rights to obtain and exercise warrants of the common stock of Group, as well as to receive additional lump sum payments in satisfaction of the Settlement Amount if Group or ABW raised outside investment capital. Confessions of Judgments to secure these obligations were also given to plaintiff by ABW and Group (but not the Company).

ABW and Group also obtained a default judgment against third-party defendant John J. Amore ("Amore") in this action, in the amount of $2,994,597.84, based on the indemnification claims asserted against Amore.

NASD Department of Enforcement v. A.B. Watley Direct, Inc., Robert Franklyn Malin, Linus Nwaigwe, Robert Conway and Kakit Ng (NASD Disciplinary Proceeding No. E102003025201): On March 15, 2006 the NASD's Department of Enforcement filed a formal disciplinary complaint against A.B. Watley Direct, Inc., Robert Franklyn Malin, Linus Nwaigwe, and former registered representatives, Robert Conway and Kakit Ng. The Department of Enforcement filed a motion to amend the complaint on November 27, 2006, and such motion was granted by the Hearing Officer on January 11, 2007. The NASD alleged that Conway and Ng facilitated improper late trading and market timing of mutual funds at ABW Direct, and former member firm, A.B. Watley, Inc., from August 2002 until September 2003. The NASD alleged this could not have occurred without supervisory lapses by Malin and Nwaigwe, the President and Chief Compliance Officer, respectively, of ABW Direct and ABW Inc. The NASD also alleged that A.B. Watley Direct, Inc. failed to keep proper records regarding such transactions. The hearing was scheduled for July 10 through July 23, 2007. The Company and Robert Malin entered into an Offer of Settlement with the NASD in July 2007. Without admitting or denying any allegations of wrongdoing, the Company consented to a fine of $175,000 and Malin accepted a fine of $50,000 and a suspension from associating with any NASD member firm in any and all principal capacity for a period of six months. Malin has since left the industry.

On July 11, 2006, the State of Alabama issued a Cease and Desist Order, ordering that the Company, Robert Malin and Linus Nwaigwe cease and desist from further sales of securities into or from Alabama. In January 2004, the Company applied for broker dealer registration with the Alabama Securities Commission. The Alabama Securities Commission did not grant its application. Nonetheless, the firm continued to conduct business with a handful of Alabama residents, in mistaken reliance on the applicable de minimis exemption. As a result of such unlicensed activity, the Alabama Securities Commission had proposed that the firm enter into a Consent Order with the State, whereby the Company would disgorge commissions, pay an

6. Commitments and Contingencies (continued):

Litigation (continued)

administrative fine, and be permitted to withdraw its application for registration. During 2009, this case was closed, and a letter was received from the State of Alabama confirming that A.B. Watley Direct, with no disgorgement required, could not conduct business in the State of Alabama.

Mon Bok Chu vs. A.B. Watley Direct, Inc. (FINRA Arbitration #09-06046): On December 10, 2009, the Claimant filed for arbitration asserting allegations that at least $80,000 was wrongfully removed from his brokerage account by A.B. Watley Direct. The company claims the amounts removed from Mon Bok Chu's brokerage account were certain types of rebates that were incorrectly added to this account by the company's clearing firm, Penson. A.B. Watley Direct, Inc. denies any liability to Claimant and has requested all costs of this action and reasonable attorney fees from Claimant. The arbitration was completed in 2010 and the following resolution was determined:

a) The company is liable for and shall pay to claimant compensatory damages in the amount of $25,000,00. This amount was paid in full in May 2010.

As a result of the above decision, the Company fell below its required minimum capital of $5,000. Notice of this capital violation was sent to the SEC on May 26, 2010, and the capital deficiency was corrected at that time by a deposit of additional capital.

FINRA Department of Enforcement vs. A.B. Watley Direct, Inc. (FINRA Disciplinary Proceeding No. 2005001121401): On June 15, 2009, the FINRA Department of Enforcement filed a disciplinary complaint against A.B. Watley Direct, Inc. FINRA alleged that the company, along with former officers Robert Malin and Linus Nwaigwe, had violated various NASD rules concerning communications with the public. This disciplinary action has been settled in full by the company and a fine in the amount of $20,000 was paid in January 2010.

In a separate disciplinary complaint against A.B. Watley Direct, Inc., FINRA alleged that the company, along with former officers Robert Malin and Linus Nwaigwe, had violated NASD rules concerning AML reporting, email retention, and net capital compliance. On march 16, 2010, FINRA accepted an Offer of Settlement from ABWD wherein the firm was censured, fined $125,000 and required to retain an Independent Consultant to conduct a review of the adequacy of its policies, systems and procedures, and training relating to its anti-money laundering (AML) compliance program. The Firm was required to have its general securities principals register for eight hours of AMI training and provide FINRA with evidence of completion of training. The Firm also agreed to findings that, acting through its Compliance Officer and Anti-Money Laundering Compliance Officer, it failed to establish and enforce an adequate and reasonable AML program, in that it failed to detect and investigate red flags of possible suspicious activity in customer accounts and failed to timely report such activity. The findings stated that the Firm, acting through the registered principal, failed to perform independent testing of the AML program during two years, performed an inadequate independent AML test in another year, and failed to establish and implement policies, procedures and internal controls reasonably designed to achieve compliance with the Bank Secrecy Act and implementing regulations thereunder. The findings also stated that the Firm, acting through individuals, conducted a securities business while it failed to maintain its minimum required net capital and, as a result of its net capital calculation errors, it filed inaccurate quarterly Financial Operational & Combined Uniform Single (FOCUS) reports. The findings also

6. Commitments and Contingencies (continued):

Litigation (continued)

included that the Firm failed to preserve and maintain copies of all of its internal and external emails as required. This is included in these Financial Statements as an expense and is being paid out over 36 months. The balance at December 31,2010 is $71,908 and is reflected in accounts payable and accrued expenses.

Parent and Affiliate Funding

During 2010, the Company provided a substantial source of funding to its parent company, ABWG. ABWG has few other sources of cash flow and is dependent on outside sources of financing or funds received from the Company to pay its operating obligations.

The Company is under no formal agreement to provide funding to ABWG and has not guaranteed or pledged its assets as collateral for any of ABWG's obligations. The financial statements do not include any adjustments related to these matters, should ABWG require further substantial support to operate.

SUPPLEMENTARY INFORMATION

A.B. WATLEY DIRECT, INC.
(A Wholly-Owned Subsidiary of A.B. Watley Group Inc.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE

SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2010

NET CAPITAL

Total stockholder's equity from statement of financial condition		$3,039,858
Deductions and/or charges:		
Non allowable assets		
Receivables from non customers	$ 21,787	
Receivable from parent and affiliate	2,972,832	
Prepaid and other assets	33,273	
		3,027,892
NET CAPITAL		$ 11,966

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital requirements - the greater of $5,000 or 6-2/3% of aggregate indebtedness	7,141
EXCESS NET CAPITAL	$ 4,825
EXCESS NET CAPITAL AT 1000% (AS DEFINED)	$ 1,255

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$107,114
TOTAL AGGREGATE INDEBTEDNESS	$107,114
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	895.15

RECONCILIATION WITH THE COMPANY'S COMPUTATION
(Included in part II of Form X-17A-5 as of December 31, 2010)

Net Capital, as reported in the Company's Part II (unaudited) FOCUS report	$11,030
Accounts payable and accrued expense adjustment	936
NET CAPITAL AS ADJUSTED	$11,966

A.B. WATLEY DIRECT, INC.
(A Wholly-Owned Subsidiary of A.B. Watley Group Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE

REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE

SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2010

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

A.B. WATLEY DIRECT, INC.
(A Wholly-Owned Subsidiary of A.B. Watley Group Inc.)

INFORMATION RELATING TO POSSESSION OR CONTROL

REQUIREMENTS UNDER RULE 15C-3 OF THE

SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2010

The Company is exempt from the provisions for Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule.

LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
125 JERICHO TURNPIKE, SUITE 402, JERICHO, NEW YORK 11753
(516) 487-4070 • FAX (516) 731-4289 • www.lipnersofferman.com

MEMBERS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

A.B. WATLEY DIRECT, INC.
(A Wholly-Owned Subsidiary of A.B. Watley Group Inc.)

REPORT OF INDEPENDENT REGISTERED PUBLIC

ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY

SEC RULE 17A-5

YEAR ENDED DECEMBER 31, 2010

To the Board of Directors and Stockholder of
A.B. Watley Direct, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of A.B. Watley Direct, Inc. (a wholly-owned subsidiary of A.B. Watley Group Inc.) (the "Company") for the year ended December 31, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17A-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17A-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors and stockholder, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

LIPNER, SOFFERMAN & CO., LLP

Lipner, Sofferman & Co., LLP

Jericho, NY
February 10, 2011

LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
125 JERICHO TURNPIKE, SUITE 402, JERICHO, NEW YORK 11753
(516) 487-4070 • FAX (516) 731-4289 • www.lipnersofferman.com

A.B. WATLEY DIRECT, INC.
(A Wholly-Owned Subsidiary of A.B. Watley Group Inc.)

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE SIPC ASSESSMENT RECONCILIATION REQUIRED BY SEC RULE 17a-5

To the Stockholders of
A.B. Watley Direct, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the year from January 1, 2010 through December 31, 2010, which were agreed to by A.B. Watley Direct, Inc. (the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authority or specific parties of report, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year from January 1, 2010 through December 31, 2010 with the amounts reported in Form SIPC-7T for the year from January 1, 2010 through December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

LIPNER, SOFFERMAN & CO., LLP

Lipner, Sofferman & Co., LLP

Jericho, NY
February 10, 2011

A.B. WATLEY DIRECT, INC.
(A Wholly-Owned Subsidiary of A.B. Watley Group Inc.)

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION

ASSESSMENTS AND PAYMENTS

FOR THE YEAR ENDED

DECEMBER 31, 2010

SIPC Net Operating Revenues per General Assessment Reconciliation Form SIPC-7T	$284,357
General Assessments at .0025	$ 711
Payment Remitted with Forms SIPC-6 and SIPC-4	1,221
Amount overpaid With Form SIPC-7T	$ (510)